Exhibit 99.1

Sol-Gel Technologies Hosting Analyst & Investor Day

•	Notice of allowance for U.S. patent application extends TWIN patent protection to 2038
•	Clinical study for SGT-210 in palmoplantar keratoderma (PPK) intended to begin in early 2020
•	Webcast of Analyst & Investor Day today at 8:30 a.m. ET

NESS ZIONA, Israel, July 25, 2019 – Sol-Gel Technologies, Ltd. (NASDAQ: SLGL) will host an Analyst and Investor Day today in New York beginning at 8:30 a.m. ET. During the meeting, the company will review the recently announced, positive Phase III EPSOLAY® data in papulopustular rosacea; preliminary U.S. commercial plans; a planned clinical study for SGT-210 in PPK intended to begin in early 2020; and the new allowed patent for TWIN in acne.

Agenda
•	Introduction and Company Overview
o	Alon Seri-Levy, PhD, Chief Executive Officer
•	Current Challenges in Acne and Rosacea Treatment
o	Linda Stein Gold, MD, Director of Dermatology Clinical Research at Henry Ford Health System
•	EPSOLAY® Phase III Clinical Study Results
o	Jeffrey Sugarman, MD, Ph.D., Medical Director Northern California Medical Associates, Assoc. Clinical Professor, University of California, San Francisco
•	Technology Overview
o	Ofer Toledano, VP, Research and Development
•	Commercial Overview
o	John Vieira, U.S. Head of Commercialization
•	Pipeline and Active Research Areas
o	Mori Arkin, Chairman of The Board of Directors
•	Financial Overview
o	Gilad Mamlok, Chief Financial Officer
•	Closing Statements and Q&A
o	Alon Seri-Levy, PhD, Chief Executive Officer

Intellectual Property Update
Sol-Gel received Notice of Allowance from the United States Patent and Trademark Office (USPTO) for a patent covering TWIN, a once daily topical cream containing a fixed-dose combination of encapsulated benzoyl peroxide and encapsulated tretinoin using Sol-Gel’s proprietary microencapsulation platform.
The patent allowance includes the use of a BPO/tretinoin combination at 3%/0.1% respectively, for the treatment of acne vulgaris. The method includes the stability and release profile of the combination, and their synergistic efficacy and improved safety profile. The newly granted patent will extend protection to July 2038 which the company believes will prevent the launch of any AB-rated generic of TWIN during the life of the patent.

Sol-Gel’s current patent estate includes 38 granted and allowed patents and 26 pending US and global patent applications regarding the company’s silica-based proprietary processes and methods of use.

Pipeline Additions
SGT-210, a topical epidermal growth factor receptor inhibitor, has been added to the company’s development pipeline.  SGT-210 is in development for the treatment of PPK and non-melanoma skin cancer (NMSC). PPK is a group of skin conditions characterized by thickening of the skin on the hands and soles of the feet. Basal cell carcinoma and squamous cell carcinoma are collectively referred to as NMSC.

SGT-210 is designed to be used alone or in combination for the treatment of hyperproliferation and hyperkeratinization disorders, including PPK and NMSC. A 12-week proof of concept study of SGT-210 in PPK is planned to begin in early 2020.

Webcast
A live webcast of the event can be accessed on the Events & Presentations section of the company’s website at http://ir.sol-gel.com. Analysts and Institutional Investors can register for the event at solgel.troutgroup.com.

About Sol-Gel Technologies

Sol-Gel is a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Sol-Gel’s current product candidate pipeline consists of late-stage branded product candidates that leverage the company’s proprietary, silica-based microencapsulation technology platform, and several generic product candidates across multiple indications. For additional information, please visit www.sol-gel.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectation, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, Europe or Israel; and (xv) loss or retirement of key executives and research scientists. These and other important factors discussed in the company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2019 and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to changes in our expectations.

For further information, please contact:
Sol-Gel Contact:
Gilad Mamlok
Chief Financial Officer
+972-8-9313433

Investor Contact:
Chiara Russo
Solebury Trout
+1-617-221-9197
crusso@soleburytrout.com

Source: Sol-Gel Technologies Ltd.